Exhibit 99.5

Summary of Guaranty Contract of Maximum Amount ( the “Contract”)
Entered into by and between BAK International Limited (the “Guarantor”)
and Shenzhen Nanshan Branch, China Everbright Bank (the “Creditor”) Dated August 31, 2010

Main contents:

  Guaranty Contract number: GB78241008004-1;

  Bak International Limited undertakes to assume joint and several liabilities for Shenzhen BAK Battery Co., Ltd (the “Obligor”)’s indebtedness towards China Everbright Bank under the Comprehensive Credit Facility Agreement of Maximum Amount (reference no.: ZH78241008004) from November 8, 2010 to November 8, 2011, and the maximum amount secured is RMB 120 million.

  Guaranty Responsibility: The guaranty under this Contract shall be guaranty with joint and several liabilities. The guarantor is obligated to pay off the debt in the event the obligor is unable to pay off the debt (including the creditor declares the debt becomes mature in advance to its original expiry date due to default of the obligor or the guarantor).

  Scope of Guaranty: The guaranty shall cover all of the loan principal, interest, penalty interest, breach of contract compensation, damages, undertaking fee and all the expenses such as litigation cost, lawyer’s fee, notification cost and public notice cost etc. which is incurred to the Creditor in realizing its creditor’s right.

  Guaranty period: The guaranty period is from the effective date of this Contract to two years after the expiry of the term of the Credit Facility Agreement and relevant agreement entered into under the Credit Facility Agreement.

Headlines of the articles omitted:

  Payment on demand

  Declaration and guaranty of the Guarantor

  Promise of the Guarantor

  Breach of Agreement

  Other agreement

  Disputation settlement

  Validity, modification and termination of Contract